Exhibit 99.1

New Gold Achieves 2016 Production Guidance at Lower Costs, Provides Rainy River Update, 2017 Guidance and Announces Board and Management Changes

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Jan. 30, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2016 fourth quarter and full-year operating results, an update on its Rainy River project and 2017 guidance. The preliminary figures provided for 2016 fourth quarter and full-year production, sales, operating expense, total cash costs, all-in sustaining costs and other financial information are approximate and may differ slightly from the final results in the 2016 annual audited consolidated financial statements and management's discussion and analysis.

2016 HIGHLIGHTS

•	Full-year gold production of 381,663 ounces achieved the mid-point of the guidance range of 360,000 to 400,000 ounces
•	Copper production of 102 million pounds exceeded the high end of the guidance range of 81 to 93 million pounds by 10%
•	2016 operating expense of $640 per gold ounce and $1.14 per copper pound
•	2016 delivered record low all-in sustaining costs(1) of $692 per ounce, including total cash costs(2) of $349 per ounce
•	All-in sustaining costs were well below the mid-2016 updated guidance range of $750 to $790 per ounce, which had been lowered by $75 per ounce relative to the original 2016 guidance
•	Fourth quarter production of 95,883 ounces of gold and 26 million pounds of copper
•	Fourth quarter operating expense of $780 per gold ounce and $1.58 per copper pound
•	Fourth quarter all-in sustaining costs of $619 per ounce, including total cash costs of $360 per ounce
•	Year-end cash and cash equivalents of $186 million

2017 GUIDANCE

•	Gold production to increase to 380,000 to 430,000 ounces, benefitting from targeted first production at Rainy River in September
•	Copper production to remain consistent at 100 to 110 million pounds
•	Operating expense of $630 to $670 per gold ounce and $1.25 to $1.45 per copper pound
•	All-in sustaining costs of $825 to $865 per ounce, including total cash costs of $395 to $435 per ounce
•	Rainy River targeted first production in September, approximately three months later than previous estimate
•	Three-month delay due to slower than planned ramp-up of mining rates impacting delivery of construction materials
•	Commercial production expected November 1, 2017
•	Rainy River estimated remaining capital to achieve November commercial production of $515 million, inclusive of $40 million of contingency

BOARD AND MANAGEMENT CHANGES

•	Randall Oliphant to step down as Executive Chairman, continuing as a member of the Board
•	Ian Pearce, a member of the Board, to become non-executive Chair of the Board
•	Hannes Portmann, currently President, to become President and Chief Executive Officer
•	Rainy River leadership team further strengthened

"We are proud of our very strong 2016 operational results, and despite challenges faced at Rainy River in 2016, we are positioned to complete the construction later this year," stated Randall Oliphant. "We have further strengthened the Rainy River leadership team, and today we have announced a change in leadership at the company."

Newly-appointed Chair of the Board Ian Pearce has over 25 years of experience in the mining industry.  Mr. Pearce was with Fluor Inc. for ten years, in progressively more senior engineering and project management roles, including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013.

"As a significant New Gold shareholder, I couldn't be more confident in the combination of Ian, with his mine operations and project development experience, and Hannes, with his leadership, energy and deep understanding of the value drivers of our business," added Mr. Oliphant. "They have all of my support and I look forward to continuing to serve as a Board member and working with the entire New Gold team as we evaluate strategic opportunities to fulfill our collective goal of creating long-term shareholder value."

"I am delighted to be moving into the role of Chair and working with Hannes and the team to deliver Rainy River and continue to build a great intermediate gold mining business," stated Ian Pearce. "On behalf of our Board and entire company, I thank Randall for all he has done in leading New Gold over the last eight years and look forward to working with him as a fellow Board member."

"Randall has been a leader in the gold mining industry for many years. As a founder of New Gold, I thank Randall for his dedication and significant contributions to the company. I am pleased that he will continue to participate as a Board member and share his strategic advice with the next generation of leadership at the company," stated Pierre Lassonde, a former director and continuing large shareholder of New Gold.

PRELIMINARY 2016 CONSOLIDATED OPERATIONAL RESULTS

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Operating information
Gold (ounces):
Produced	95,883	131,719	381,663	435,718
Sold	93,936	133,005	378,239	428,852
Copper (millions of pounds):
Produced	25.6	28.8	102.3	99.9
Sold	24.6	25.5	99.2	92.9
Silver (millions of ounces):
Produced	0.3	0.5	1.3	1.9
Sold	0.3	0.5	1.3	1.8
Revenue:
Gold ($/ounce)	1,176	1,067	1,219	1,120
Copper ($/pound)	2.22	1.96	2.03	2.21
Silver ($/ounce)	16.19	14.10	16.68	15.12
Average realized price(3):
Gold ($/ounce)	1,211	1,094	1,255	1,149
Copper ($/pound)	2.45	2.16	2.23	2.42
Silver ($/ounce)	16.80	14.44	17.15	15.38
Operating expense:
Gold ($/ounce)	780	614	640	647
Copper ($/pound)	1.58	1.21	1.14	1.36
Silver ($/ounce)	10.82	8.10	8.75	8.66
Total cash costs ($/ounce)(2)	360	389	349	443
All-in sustaining costs ($/ounce)(1)	619	613	692	809

The company has included new revenue and cost disclosures, namely, revenue and operating expense per ounce and per pound. Revenue per ounce and per pound is net of treatment and refining charges, whereas average realized price is before treatment and refining charges are taken into account. Operating expense per ounce and pound apportions the company's operating expense, as shown on New Gold's consolidated income statement, to each metal on a percentage of revenue basis.

The fourth quarter of 2016 delivered gold production of 95,883 ounces, resulting in full-year gold production of 381,663 ounces. The combination of the Peak Mines' very strong year and solid operating performances at New Afton and Cerro San Pedro enabled the company to achieve the mid-point of its guidance range of 360,000 to 400,000 ounces. Full-year production was lower than 2015 primarily due to Cerro San Pedro's planned transition to residual leaching in mid-2016.

New Gold's fourth quarter copper production of 26 million pounds was consistent with the first three quarters of 2016 and slightly below the prior-year quarter. Full-year copper production of 102 million pounds was in line with prior-year production and 10% above the high end of the company's 2016 guidance range of 81 to 93 million pounds. Full-year silver production of 1.3 million ounces was below the guidance range of 1.6 to 1.8 million ounces.

Operating expense per gold ounce during the fourth quarter increased relative to the prior-year quarter primarily due to a heap leach inventory write-down of $24 million at Cerro San Pedro. Operating expense per gold ounce for the full year was in line with the prior year.

The company delivered fourth quarter all-in sustaining costs of $619 per ounce, including total cash costs of $360 per ounce, which was the lowest cost quarter of the year and consistent with the prior-year quarter. The company's strong fourth quarter performance reduced New Gold's 2016 all-in sustaining costs to a record low $692 per ounce, including total cash costs of $349 per ounce. The significant decrease in costs enabled New Gold to generate an all-in sustaining cost margin of $563 per ounce, or 45%. The $117 per ounce decrease in all-in sustaining costs relative to the prior year was attributable to the combination of a $94 per ounce decrease in total cash costs, primarily driven by significantly lower costs at the Peak Mines, and a $27 million, or $23 per ounce, decrease in the company's consolidated sustaining costs. Consolidated sustaining costs include New Gold's consolidated sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

As indicated in New Gold's 2016 second quarter results news release, the company's original full-year guidance for consolidated total cash costs and all-in sustaining costs was lowered by $75 per ounce to $360 to $400 per ounce and $750 to $790 per ounce, respectively. The company's full-year costs ultimately came in below the reduced cost guidance. This was due to the positive impact of higher copper production, lower sustaining costs and higher realized copper and silver prices only being partially offset by the appreciation of exchange rates relative to what was assumed when setting guidance.

New Afton

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Gold (ounces):
Produced	23,879	30,231	98,098	105,487
Sold	24,171	28,473	96,851	99,458
Copper (millions of pounds):
Produced	21.4	25.1	87.3	86.0
Sold	21.1	22.2	84.9	79.7
Operating expenses:
Gold ($/ounce)	415	344	415	364
Copper ($/pound)	0.84	0.68	0.74	0.76
Total cash costs ($/ounce)	(720)	(614)	(634)	(724)
All-in sustaining costs ($/ounce)	(253)	(340)	(218)	(242)
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	691	539	686	642
Copper ($/pound)	1.41	1.07	1.22	1.34

The decrease in gold production at New Afton relative to the fourth quarter of 2015 was due to an expected decrease in gold grade and gold recovery, partially offset by an increase in mill throughput. New Afton's average mill throughput during the quarter was over 17,000 tonnes per day. Copper production was also lower than the prior-year quarter due to a decrease in copper grade and recovery.

Fourth quarter operating expenses increased when compared to the prior-year quarter due to higher costs associated with mining and processing more ore tonnes. Quarterly total cash costs decreased by $106 per ounce due to an increase in by-product revenues relative to the prior-year quarter, which was only partially offset by increased operating expenses. All-in sustaining costs increased due to a $3 million, or $193 per ounce, increase in sustaining costs, which was only partially offset by the decrease in total cash costs.

2016 full-year gold production decreased by 7% relative to the prior year as a planned increase in mill throughput was offset by an expected decrease in gold grade. Gold recovery remained in line with the prior year, despite the lower gold grade and increased throughput, as a result of the company's successful completion of the mill expansion project in mid-2015. New Afton's full-year gold production achieved the high end of its guidance range of 90,000 to 100,000 ounces.

2016 full-year copper production was consistent with the prior year. Similar to gold production, the higher mill throughput offset a slight decrease in copper grade, while copper recovery remained consistent with 2015. New Afton's full-year copper production exceeded the high end of its guidance range of 75 to 85 million pounds.

Operating expenses increased in 2016 due to higher costs associated with mining and processing additional ore tonnes. Total cash costs increased by $90 per ounce due to a $3 million, or $30 per ounce, decrease in by-product revenues resulting from lower copper prices, coupled with increased operating expenses. All-in sustaining costs remained in line with the prior year as the increase in total cash costs was largely offset by an $8 million, or $66 per ounce, decrease in sustaining costs.

New Afton's 2016 full-year costs were approximately $330 per ounce below the guidance ranges of ($335) to ($295) per ounce for total cash costs and $95 to $135 per ounce for all-in sustaining costs. The $330 per ounce decrease in costs relative to guidance was due to the combined benefit of copper production being above the high end of the guidance range and the realized copper price being above the guidance assumption, which was only partially offset by the appreciation of the Canadian dollar relative to the assumption used when setting guidance.

New Afton's 2016 co-product cash costs of $526 per gold ounce and $0.94 per copper pound met the guidance ranges of $505 to $545 per gold ounce and $0.90 to $1.05 per copper pound. Co-product all-in sustaining costs also achieved their guidance ranges of $660 to $700 per gold ounce and $1.20 to $1.35 per copper pound.

Mesquite

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Gold (ounces):
Produced	39,353	43,389	111,123	134,868
Sold	38,366	44,474	113,843	133,712
Operating expenses:
Gold ($/ounce)	660	621	628	734
Total cash costs ($/ounce)	670	631	638	743
All-in sustaining costs ($/ounce)	771	869	979	1,156

As expected, Mesquite's fourth quarter was the mine's strongest quarter of the year. Fourth quarter production benefitted from higher tonnes placed on the leach pad, which was offset by lower grade material being mined relative to the prior-year quarter.

Fourth quarter operating expenses were in line with the prior-year quarter. Operating expense per ounce and total cash costs increased relative to the prior-year quarter due to lower gold sales volumes. Fourth quarter all-in sustaining costs decreased due to a $7 million, or $137 per ounce, decrease in sustaining costs, which was only partially offset by the slight increase in total cash costs.

Despite Mesquite's strong fourth quarter, 2016 production decreased by 18% relative to the prior year primarily due to the lower recoveries associated with the transition material that was mined in 2016. Consistent with the company's previously disclosed expectations, Mesquite's full-year production came in below the low end of its 2016 guidance range of 130,000 to 140,000 ounces.

2016 full-year operating expenses and total cash costs decreased due to lower diesel prices, the company's business improvement initiatives and a higher portion of mining costs being capitalized to leach pad inventory. All-in sustaining costs decreased relative to 2015 due to a $16 million, or $72 per ounce, decrease in sustaining costs, resulting from lower capitalized stripping and the decrease in total cash costs.

Mesquite's 2016 total cash costs were slightly above the guidance range of $590 to $630 per ounce due to lower gold sales volumes. 2016 all-in sustaining costs were below the guidance range of $1,015 to $1,055 per ounce, resulting from lower capitalized stripping.

Peak Mines

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Gold (ounces):
Produced	18,587	34,798	107,449	89,852
Sold	18,049	34,690	103,396	89,265
Copper (millions of pounds):
Produced	4.2	3.7	15.0	14.0
Sold	3.5	3.3	14.3	13.2
Operating expenses:
Gold ($/ounce)	815	591	695	830
Copper ($/pound)	1.62	1.14	1.20	1.77
Total cash costs ($/ounce)	662	552	590	791
All-in sustaining costs ($/ounce)	742	706	736	1,071

Fourth quarter production decreased relative to the prior-year quarter, which benefitted from the mining and processing of significantly higher gold grade material. Quarterly copper production increased by 13% when compared to the fourth quarter of 2015 due to higher copper grade.

Fourth quarter operating expenses were in line with the prior-year quarter. Operating expense per ounce and total cash costs increased compared to the prior-year quarter primarily due to lower gold sales volumes. All-in sustaining costs increased during the quarter as the increase in total cash costs was only partially offset by a $4 million, or $64 per ounce, decrease in sustaining costs.

In 2016, Peak Mines had a strong year both operationally and financially. Full-year gold production was 20% higher than 2015 and the mine's 2016 guidance range of 80,000 to 90,000 ounces. The increase in production relative to 2015 was due to higher gold grade and increased productivity realized through business improvement initiatives which led to higher throughput. Peak Mines' 2016 copper production was also above the prior year and almost double the mine's 2016 guidance range of 6 to 8 million pounds due to the combined benefit of higher throughput, copper grade and recovery.

Full-year operating expenses decreased due to lower total tonnes mined as 2015 included higher than normal waste mining stemming from the seismic challenges encountered at depth. Total cash costs decreased relative to 2015 due to the lower operating expenses and higher gold sales volumes. All-in sustaining costs decreased substantially due to the combined benefit of lower total cash costs, coupled with a $10 million, or $134 per ounce, decrease in sustaining costs.

Peak Mines' 2016 costs were well below the guidance ranges of $800 to $840 per ounce for total cash costs and $1,020 to $1,060 per ounce for all-in sustaining costs. Full-year costs were lower due to the mine's strong operating performance, as well as the realized copper price being above the guidance assumption, the benefits of which were only partially offset by the appreciation of the Australian dollar relative to the assumption used when setting guidance.

Cerro San Pedro

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Gold (ounces):
Produced	14,064	23,302	64,993	105,512
Sold	13,351	25,368	64,149	106,417
Silver (millions of ounces):
Produced	0.2	0.4	0.9	1.5
Sold	0.2	0.4	0.9	1.5
Operating expense:
Gold ($/ounce)	2,585	1,283	1,311	991
Silver ($/pound)	35.87	17.03	17.68	13.38
Total cash costs ($/ounce)	1,014	868	933	865
All-in sustaining costs ($/ounce)	1,045	883	959	879

As previously announced, Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. As a result, and consistent with expectations, the mine's fourth quarter gold and silver production decreased compared to the prior year.

Fourth quarter operating expenses decreased when compared to the prior-year quarter as the mine transitioned into residual leaching. However, operating expense per gold and silver ounce increased significantly as a $24 million heap leach inventory write-down was included when calculating the operating expense per ounce. The inventory write-down increased the quarterly operating expense by $1,528 per gold ounce and $21.20 per silver ounce. Total cash costs increased due to lower gold sales volumes and lower by-product revenues. All-in sustaining costs were higher during the quarter primarily due to the increase in total cash costs.

2016 full-year gold production achieved the mid-point of the guidance range of 60,000 to 70,000 ounces while silver production was below the guidance range of 1.3 to 1.5 million ounces.

2016 full-year operating expenses decreased as Cerro San Pedro mined and processed less ore. Similar to the fourth quarter, operating expense per gold and silver ounce increased as a result of the fourth quarter heap leach inventory write-down. Consistent with the fourth quarter, total cash costs and all-in sustaining costs increased due to lower gold sales volumes and lower by-product revenues.

Cerro San Pedro's 2016 costs were above their respective guidance ranges of $755 to $795 per ounce for total cash costs and $765 to $805 per ounce for all-in sustaining costs primarily due to lower by-product revenues.

PROJECTS UPDATE
RAINY RIVER

Development activities at New Gold's Rainy River project, located in northwestern Ontario, continue to advance and the project is scheduled to transition from construction to operation in the third quarter of 2017.

RAINY RIVER – KEY HIGHLIGHTS

•	First production scheduled for September 2017
•	Commercial production (60% of 21,000 tonne per day design capacity) targeted for November 1, 2017
•	Estimated 2017 development capital through November commercial production of $515 million, inclusive of $40 million of contingency
•	Approximately 24 million tonnes of overburden and waste stripping completed to date
•	Mining rate in January 2017 averaged approximately 100,000 tonnes per day
•	Installation of mechanical, piping, electrical and instrumentation in processing facilities currently over 60% complete
•	Staged commissioning of processing facilities scheduled to commence with primary crusher in March 2017
•	Dry and wet commissioning of full process facility scheduled for August 2017
•	2017 gold production guidance – 50,000 to 60,000 ounces, including pre-commercial production of approximately 15,000 ounces
•	2017 cost guidance – operating expense of $905 to $945 per gold ounce and all-in sustaining costs of $1,200 to $1,240 per ounce

Personnel Changes

As a result of the development challenges encountered at Rainy River last year, the company has made several personnel changes to further strengthen the team as the project advances through the final stages of development and transitions into operation later this year.

In addition to Ray Threlkeld's active involvement in the project as Interim Chief Operating Officer, New Gold has moved Greg Bowkett, who was previously the General Manager at the Peak Mines, into the General Manager role at Rainy River. Mr. Bowkett has been with New Gold since 2012. Under his leadership, the Peak Mines delivered progressively stronger operating results, culminating in 2016 when the mine had its best operating year in over ten years. Also, New Gold has engaged Pierre Légaré as the Project Director for the balance of construction at Rainy River. Mr. Légaré has over 30 years of experience in project development, including over 20 years in increasingly senior roles at SNC-Lavalin Inc., culminating in his role as Vice President, Projects, Mining and Metallurgy from 2011 to 2013. Since 2013, he has continued to provide project management services to mining and other large scale construction projects through his consulting company. Peter Marshall, Vice President of Projects for New Gold, will be leaving his position at the end of February, though he will remain with New Gold as a consultant on a part-time basis through a transition period. New Gold expects to permanently fill Mr. Marshall's role in the coming months.

Mining and Construction

The team completed a thorough review of the project's mining and construction plans in January and expects to have all construction activities required for start-up completed in September. The targeted September completion is approximately three months behind the company's original target. The delay is primarily a result of the impact of the slower than planned ramp-up of the mining rate which has extended the time required for construction materials, in the form of waste rock and clay, to be delivered from the mine to the construction team. Approximately 24 million tonnes of overburden and waste have been mined from the open pit through late January, and the mining rate has increased to an average of approximately 100,000 tonnes per day. The September start-up is based on an expectation that the mining rate will continue to increase to an average of approximately 120,000 tonnes per day over the next seven months, which includes both planned productivity gains and the impact of changing weather conditions through the spring. New Gold will supplement its own fleet with contractors who will mine discrete areas where mining can be performed more efficiently using smaller equipment.

Processing Facilities

All of the key structural components of the process facilities have been completed and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is well advanced. New Gold plans to complete the testing of the various components of the process facility using a staged approach, after which the company will complete dry and wet commissioning of the full process circuit.

The primary crusher and conveyor system are 80% complete and commissioning of the crusher is scheduled to commence in March of 2017. Thereafter, the commissioning of the ball and SAG mills should start during the second quarter. Finally, the refining portion of the circuit should be completed and ready to begin commissioning early in the third quarter. Dry and wet commissioning of the full process circuit is scheduled to take place in August, which should leave approximately one month before targeted first production for any required adjustments to the circuit.

Based on the mine plan, the company will begin to stockpile a small amount of low grade ore in the first half of 2017, which will be used during the commissioning of the mill. At the time of the targeted September mill start-up, New Gold expects to have approximately 0.5 million tonnes of ore stockpiled, which is equivalent to approximately 20 days of mill feed at the design capacity of 21,000 tonnes per day.

Permitting

After receiving approval to commence construction of the redesigned tailings management facility from the Ontario Ministry of Natural Resources and Forestry ("MNRF") in mid-November 2016, the company has remained in regular communication with the MNRF as it relates to their review of other operational permits and permit amendments appropriate for the project's current stage of activity.

The company also continues to work closely with Environment and Climate Change Canada towards obtaining an amendment to Schedule 2 of the Metal Mining Effluent Regulations, required to close two small creeks and deposit tailings, which is targeted to be received in the third quarter of 2017. However, as previously disclosed, New Gold's redesign of the tailings management facility incorporated a starter tailings cell within the broader facility that does not require a Schedule 2 amendment from the Federal government. The inclusion of a starter cell is an approach that has been used at other Canadian mining operations. Based on its location and scale, the starter cell would provide capacity for approximately six months of tailings. Once the Schedule 2 amendment is received, New Gold would need approximately three months, in good construction weather, to complete construction of the tailings dam. In the event the Schedule 2 amendment is not received on a sufficiently timely basis to allow for the completion of the construction of the broader tailings facility before the starter cell is full, the company would have to consider other alternatives, which may include a slowdown or temporary suspension of operations.

2017 Production and Cost Guidance

Based on the company's targeted September production start, New Gold expects total 2017 production at Rainy River to be 50,000 to 60,000 ounces. Approximately 15,000 ounces are planned for the pre-commercial production period with revenue for this production being credited against the development capital estimate.

Over Rainy River's targeted two months of commercial production in 2017, the operating expense is expected to be $905 to $945 per gold ounce with all-in sustaining costs expected to be $1,200 to $1,240 per ounce. Both the operating expense and all-in sustaining costs are well above the levels targeted once Rainy River reaches full capacity. The 2017 costs are negatively impacted by lower gold sales resulting from the combination of throughput being lower than design during commissioning and ramp-up and planned lower grade to be processed during the commissioning phase. In addition, there is approximately $12 million, or $305 per ounce, of sustaining costs budgeted during the commercial production period.

Capital Expenditures

Project spending at Rainy River during the fourth quarter totalled $146 million, bringing 2016 full-year capital spending at the project to $465 million. The total Rainy River project development capital spending through the end of 2016 was $777 million.

Based on a C$1.30/US$ exchange rate, the remaining capital cost from the beginning of 2017 to the targeted November commercial production is estimated to be approximately $515 million, inclusive of $40 million of contingency. Consistent with the project's historical month-end accounts payable balances, it is expected that approximately $50 to $75 million of the $515 million will be payable after commercial production is achieved.

The estimated 2017 capital cost through commercial production, including contingency, is approximately $195 million higher than New Gold's previous estimate. The key driver of this increase is the slower than planned ramp-up in mining rates, resulting in a three-month delay in commercial production relative to the company's original target. As a result of the delay, approximately $40 million of mining and site general and administrative costs that would have previously been scheduled to be incurred during the operating period, are now shifted into the capital period. Further, as New Gold has opened up the pit, the company has identified specific areas where there are layers of peat and basal till that can be more efficiently mined using smaller equipment. As such, and in order to help support the targeted increase in mining productivity going forward, the company plans to hire contractors to complete this work as well as the mining of a small outcrop to source additional construction rock at a total incremental cost of approximately $40 million. The temporary construction camp will also be required for an additional three months at a total cost of approximately $5 million. The balance of the increase in capital expenditures is attributable to additional earthworks and incremental costs associated with the completion of the processing facilities. The incremental cost for earthworks is approximately $35 million and includes additional construction costs required for final completion of the water management pond, the tailings starter cell and the mine rock pond as well as incremental costs associated with pit dewatering. The estimated cost to complete and commission the process facilities has increased by $35 million, primarily as a result of the extended schedule. In addition, the company has included $40 million of contingency for the balance of the Rainy River development.

Though the Rainy River construction has presented challenges, New Gold continues to look forward to the expected growth in the company's production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potential.

"With a new leadership team on site at Rainy River and a comprehensive review of the project's remaining construction schedule and commissioning plan completed, we are committed to delivering on our updated plan at Rainy River," stated Hannes Portmann, President and Chief Executive Officer.

FINANCIAL UPDATE

New Gold's 2016 year-end cash and cash equivalents were $186 million. During the fourth quarter, the company received the remaining $75 million of the stream deposit from RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. ("Royal Gold") and drew $100 million from its $400 million revolving credit facility. At December 31, 2016, an additional $122 million of the facility was used to issue letters of credit for closure obligations at the company's producing mines and development projects, leaving $178 million remaining undrawn.

In 2016, New Gold entered into gold price option contracts covering 120,000 ounces of its first half 2017 production, with put options at a strike price of $1,300 per ounce and call options at a strike price of $1,400 per ounce. The company has also fixed the price for 31.7 million pounds of the company's first half 2017 copper production at $2.52 per pound. These two initiatives increase the company's cash flow certainty during a portion of the remaining Rainy River development period. In total, the company has $364 million of available liquidity (cash plus undrawn credit facility) plus its expected free cash flow generation from its operating mines in 2017.

New Gold's most significant capital expenditures for 2017 will be at the Rainy River project.  The $195 million increase in capital costs will negatively impact the company's liquidity. Based on prevailing spot prices of gold and copper (taking into account the gold price option contracts and fixed price copper contracts referred to above) and exchange rates as of the date of this news release, management believes that New Gold has approximately a $100 million shortfall in the liquidity and capital resources required to pay for the company's normal operating requirements and complete the construction of Rainy River and bring it to commercial production on the current schedule.  Depending on market conditions, New Gold intends to implement one or more financing alternatives, which could include the sale of non-core assets, such as the stream on El Morro, the sale of a stream on production from the company's operations or projects, subordinated debt or equity financing or other similar measures, to address the shortfall and provide additional working capital and financial flexibility.

At the end of 2016, the face value of the company's long-term debt was $900 million (book value – $890 million). The components of the long-term debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022 and $100 million drawn from the revolving credit facility. The company currently has approximately 514 million shares outstanding.

Preliminary unaudited cash generated from operations was approximately $280 million for the year ended December 31, 2016, and approximately $50 million for the three months ended December 31, 2016. Preliminary unaudited cash generated from operations before changes in non-cash working capital was approximately $300 million for the year ended December 31, 2016, and approximately $70 million for the three months ended December 31, 2016. The working capital difference was primarily due to an outstanding concentrate receivable of approximately $20 million that was collected in January 2017.

In 2014, New Gold exchanged its 30% holding of the Rio Figueroa property in Chile to Antofagasta PLC for a 3% net smelter royalty (NSR). At December 31, 2016, the company recorded an impairment charge of $6 million on the Rio Figueroa 3% NSR asset.

2017 GUIDANCE

Going forward, New Gold's asset by asset cost guidance will include operating expense per gold ounce, operating expense per copper pound and all-in sustaining costs. Operating expense per ounce and pound apportions the company's operating expense, as shown on New Gold's consolidated income statement, to each metal on a percentage of revenue basis. New Gold will continue to provide total cash cost guidance on a consolidated basis, but not at the asset level.

	Gold Production	Copper Production	Operating Expense	Operating Expense	All-in Sustaining Costs
	(thousand ounces)	(million pounds)	($ per gold ounce)	($ per copper pound)	($ per gold ounce)

Rainy River(1)	50 - 60	--	$905 - $945	--	$1,200 - $1,240
New Afton	70 - 80	85 - 95	$405 - $445	$0.80 - $1.00	($280) - ($240)
Mesquite	140 - 150	--	$675 - $715	--	$805 - $845
Peak Mines	85 - 95	~15	$780 - $820	$1.55 - $1.75	$1,060 - $1,100
Cerro San Pedro	35 - 45	--	$1,080 - $1,120	--	$1,090 - $1,130
New Gold Consolidated	380 - 430	100 - 110	$630 - $670	$1.25 - $1.45	$825 - $865
Note: Estimated consolidated silver production in 2017 approximately 1.1 million ounces.
(1) Rainy River gold production guidance includes pre-commercial production of approximately 15,000 ounces. Rainy River operating expense per gold ounce and all-in sustaining costs calculated based on commercial production ounces.

CONSOLIDATED PRODUCTION AND COSTS

New Gold's 2017 consolidated gold production is expected to increase relative to the prior year due to the planned September start-up of Rainy River. Consolidated gold production from New Afton, Mesquite and the Peak Mines should remain in line with 2016 production levels, however, production at Cerro San Pedro is scheduled to decrease as the mine enters its first full year of residual leaching. Copper production is expected to increase slightly at New Afton due to higher copper grades, while copper production from the Peak Mines is expected to be in line with 2016. Consolidated silver production is scheduled to remain in line with the prior year at approximately 1.1 million ounces.

Consistent with previous years, New Gold's 2017 full-year gold production is not scheduled to be evenly distributed across the four quarters. Consolidated gold production is expected to build steadily throughout the year with the fourth quarter benefitting from the start-up of Rainy River.

New Gold's by-product pricing assumptions for 2017 of $2.50 per copper pound and $16.00 per silver ounce are both approximately 5% below current spot prices. The 2017 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.30, $1.35 and $20.00 to the U.S. dollar, are in line with spot exchange rates.

The company's 2017 operating expense will increase due to the advancement of Rainy River into production, however, operating expense per gold ounce and operating expense per copper pound should both remain in line with 2016.

Consolidated total cash costs for the year are expected to increase by approximately $65 per ounce to $395 to $435 per ounce as a result of higher gross operating costs attributable to the start-up of Rainy River, partially offset by higher by-product revenues. New Gold's 2017 all-in sustaining costs are expected to increase by approximately $150 per ounce when compared to the $692 per ounce delivered in 2016. 2017 sustaining costs, including sustaining capital, exploration, general and administrative and amortization or reclamation expenditures, are expected to increase by approximately $35 million relative to the prior year with the increase in sustaining capital expenditures from the start-up of Rainy River, and increased underground development costs at New Afton and Peak Mines, partially offset by lower capital expenditures at Mesquite.

New Gold 2017 All-In Sustaining Costs Key Sensitivities

Sensitivities to silver price and the Mexican peso are not shown as the sensitivities are limited.

Category	Copper Price	CDN/USD	AUD/USD
Base Assumption	$2.50	$1.30	$1.35
Sensitivity	+/-$0.25	+/-$0.05	+/-$0.05
COST PER OUNCE IMPACT
Rainy River	--	+/-$45	--
New Afton	+/-$185	+/-$80	--
Mesquite	--	--	--
Peak Mines	+/-$40	--	+/-$50
New Gold Total	+/-$45	+/-$20	+/-$10

New Afton

	2016 Actuals	2017 Guidance
Gold (ounces)	98,098	70,000 - 80,000
Copper (millions of pounds)	87.3	85 - 95
Operating expenses:
Gold ($/ounce)	415	405 - 445
Copper ($/pound)	0.74	0.80 - 1.00
All-in sustaining costs ($/ounce)	(218)	(280) - (240)
Capital expenditures (sustaining capital) ($mm)	38	55
Capital expenditures (growth capital) ($mm)	3	5

Gold production at New Afton should decrease relative to 2016 due to an expected decrease in gold grade and recovery. The mine is expected to operate at similar throughput levels to 2016. Copper production should remain in line with 2016.

New Afton's 2017 operating expenses should remain in line with 2016, while all-in sustaining costs are targeted to remain among the lowest in the industry. The decrease in all-in sustaining costs is due to an increase in by-product revenues of approximately $35 million, or $460 per ounce, resulting from the 2017 copper price assumption being higher than the 2016 realized price. This is partially offset by an increase in sustaining costs of approximately $17 million, or $225 per ounce, mainly attributable to increased mine development of the B3 zone.

Mesquite

	2016 Actuals	2017 Guidance
Gold (ounces)	111,123	140,000 - 150,000
Operating expenses:
Gold ($/ounce)	628	675 - 715
All-in sustaining costs ($/ounce)	979	805 - 845
Capital expenditures (sustaining capital) ($mm)	36	20

As planned, production at Mesquite is expected to increase relative to 2016 with gold grade increasing towards reserve grade and recoveries improving as mining has moved away from the transition zones encountered in 2016.

2017 operating expenses are expected to increase relative to 2016 due to the combination of higher tonnes processed and no waste stripping being capitalized. Mesquite's 2017 all-in sustaining costs are targeted to decrease due to a planned $16 million, or $110 per ounce, decrease in sustaining costs related to lower waste stripping being capitalized as well as higher gold sales volumes.

Peak Mines

	2016 Actuals	2017 Guidance
Gold (ounces)	107,449	85,000 - 95,000
Copper (millions of pounds)	15.0	~15.0
Operating expenses:
Gold ($/ounce)	695	780 - 820
Copper ($/pound)	1.20	1.55 - 1.75
All-in sustaining costs ($/ounce)	736	1,060 - 1,100
Capital expenditures (sustaining capital) ($mm)	11	30
Capital expenditures (growth capital) ($mm)	--	10

Gold production at the Peak Mines should decrease and remain closer to historical levels due to lower throughput and gold grades. Copper production is expected to remain in line with 2016.

2017 operating expenses are expected to increase as a result of higher tonnes mined. All-in sustaining costs are targeted to increase relative to 2016 due to higher sustaining costs, related to increased underground development, and lower gold sales volumes, partially offset by higher by-product revenues resulting from the 2017 copper price assumption being higher than the 2016 realized price. Approximately $10 million in growth capital has been budgeted for underground infrastructure related to the future development of Great Cobar.

Cerro San Pedro

	2016 Actuals	2017 Guidance
Gold (ounces)	64,993	35,000 - 45,000
Operating expenses:
Gold ($/ounce)	1,311	1,080 - 1,120
All-in sustaining costs ($/ounce)	959	1,090 - 1,130
Capital expenditures (sustaining capital) ($mm)	1	1

As Cerro San Pedro enters its first full year of residual leaching in 2017, gold and silver production is expected to decline and all-in sustaining costs are expected to increase as a result of the lower gold sales volumes.

Blackwater

Blackwater's 2017 non-sustaining capital expenditures are expected to be approximately $10 million related to the continued advancement of the Environmental Assessment process.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Monday, January 30, 2017 beginning at 9:00 a.m. Eastern time. Participants may join the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until February 28, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 60560458. An archived webcast will also be available until April 30, 2017 at www.newgold.com.

UPCOMING EVENTS

New Gold plans to release its year-end 2016 financial results after market close on Wednesday, February 15, 2017. A webcast and conference call to discuss these results will be held on Thursday, February 16, 2017 at 10:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 15, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 62154111. An archived webcast will also be available until May 15, 2017 at www.newgold.com.

New Gold plans to host its Annual Investor Day in May at which point the company will provide an update on first quarter results as well as the continuing progress at Rainy River.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2017 Guidance" and "Project Update Rainy River-2017 Production and Cost Guidance", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned development activities for 2017 at the Rainy River project, including the completion and commissioning of the processing facilities; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste, and storage of water, and stock piling of ore prior to first production ; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; the expected production, costs, economics and operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations; targeted timing for commissioning, start-up, production and commercial production; and targeting timing for development and other activities related to the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations, being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; and (10) in the case of production, cost and expenditure outlooks at the operating mines and the Rainy River project for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2017.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold, except for the scientific and technical information regarding capital costs at Rainy River set out under the heading "Projects Update - Rainy River - Capital Expenditures", which has been reviewed and approved by Arshya Qureshi, Co-Founder and Project Manager at  LQ Consulting and Management Inc. Mr. Qureshi is a Professional Engineer registered with Professional Engineers of Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Qureshi are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(3) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(4) CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes. Further details regarding cash generated from operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

SOURCE New Gold Inc.

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For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 07:30e 30-JAN-17